Mail Stop 4561

February 5, 2008

Mark P. Dentinger
Executive Vice President,
    Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

         Re: **BEA Systems, Inc. (File No. 000-22369)**
                Form 10-K for the Fiscal Year Ended January 31, 2007
                Form 10-Q for the Quarterly Period Ended October 31, 2007
                Form 8-K filed November 15, 2007

Dear Mr. Dentinger,

        We have reviewed your response to our letter dated January 10, 2008 in
connection with the above referenced filings and have the following comment. If
indicated, we think you should revise your document in response to this comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In our
comment, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments. Unless otherwise noted, where prior comments are referred to, they refer to
our letter dated January 10, 2008.

Form 8-K filed November 15, 2007

Exhibit 99.1

1.   We note your response to prior comment 3 in which you describe the nature of the
        reconciling items stock option review expenses, 409A expense, restatement
        adjustment and strategic advisor expenses. Please clarify whether the restatement
        adjustment reconciling item is the same item as you describe in this response
        where you identify two issues that comprise the restatement adjustments. If so,
        explain why the extension of the exercise periods for certain stock options and
        employment taxes associated with changes to the tax status of the stock option
        plans are restatements. Indicate how you accounted for and presented these

adjustments within your financial statements. Explain whether these amounts represent accounting errors that were corrected in your financial statements. As part of your response, explain the usefulness of adding this amount to your non-GAAP net income.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief